**IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA**

	:	
DRIVER OPPORTUNITY PARTNERS I, LP,	:	
	:	
Plaintiff,	:	
	:	Civ. A. No. 3:23-cv-56
v.	:	
	:	
J. MICHAEL ADAMS, JR.,	:	
AMY BRADLEY,	:	
ALLAN R. DENNISON,	:	
KIM W. KUNKLE,	:	
MARGARET A. O'MALLEY,	:	
DANIEL A. ONORATO,	:	
MARK E. PASQUERILLA,	:	
SARA A. SARGENT,	:	
JEFFREY A. STOPKO, AND	:	
AMERISERV FINANCIAL, INC.,	:	
	:	
Defendants.	:	
	:	

VERIFIED COMPLAINT FOR DECLARATORY, INJUNCTIVE AND OTHER RELIEF

Driver Opportunity Partners I, LP ("Driver" or "Plaintiff"), by and through its undersigned counsel, hereby asserts the following Verified Complaint against Defendants J. Michael Adams, Jr., Amy Bradley, Allan R. Dennison, Kim W. Kunkle, Margaret A. O'Malley, Daniel A. Onorato, Mark E. Pasquerilla, Sara A. Sargent, and Jeffrey A. Stopko (each a "Director Defendant" and, collectively, the "Director Defendants"), who are individual members of the board of directors (the "Board") of Defendant AmeriServ Financial Inc. ("AmeriServ," "ASRV" or the "Corporation").

Table of Contents

I. PRELIMINARY STATEMENT

1.   The shareholder franchise is a cornerstone of corporate democracy that cannot be subjugated to board members' or management's desire to remain in control. Officers and directors are not permitted to take actions that entrench themselves; shareholders elect directors, not the other way around. This action arises from the incumbent Board of AmeriServ, a publicly traded Corporation, engaging in a pattern and practice of disenfranchising the right of Driver, its largest shareholder, to nominate candidates for the upcoming election of directors. It began with the incumbent Board's denial of Driver's clear statutory right to receive the shareholder list and corporate books and records for its ongoing proxy contest. The incumbent Board then sought inequitably to declare Driver's nomination of three director candidates invalid. In doing so, the incumbent Board has sought to ensure that its own candidates run unopposed at the next annual shareholder meeting. Most recently, the Board made false statements of material fact in publicly filed proxy solicitation materials, all in furtherance of its scheme to rig the election outcome in its favor by eliminating any opposition candidates.

2.   The significance of the incumbent Board's inequitable conduct here is difficult to overstate because it has far-reaching implications. At the heart of the corporate enterprise is the principle of separation of ownership and management. Under Pennsylvania law, directors are charged with the management of the business and affairs of a corporation, a task generally delegated, under the board's supervision, to management. The only opportunity for shareholders, the owners of the corporation, to have a voice in the management of the business and affairs of the entity they own is through the annual election of directors. Most shareholders are passive and apathetic, without the time or the inclination to devote the effort to keep themselves aware of the

details of the corporation's performance, to campaign for corporate change, or even attend the annual shareholder meeting. Each shareholder may, however, vote by proxy.

3.   Consequently, the real action in corporate elections is in the proxy solicitation process. The proxy contest involves a fight between the incumbent Board and change-seeking shareholders over the control of the corporation in the shareholders' annual election of directors. Generally, although an incumbent board is reimbursed for its proxy expenses from the corporate coffers, shareholders dissatisfied with a corporation's financial performance must finance their own bid, an extraordinary expense. This reality disincentivizes many shareholders from nominating candidates for election to director and otherwise seeking to change the composition of the board of directors charged with safeguarding their investment.

4.   When a shareholder dedicates the time, expense and effort to wage a proxy contest, as is its right under Pennsylvania law, the Pennsylvania legislature has deemed it imperative for shareholders to be able to engage the Court as a check on the incumbent Board's obligation to apply its bylaws in a fair and reasonable manner, consistent with its fiduciary obligations to shareholders and not for self-entrenchment.

5.   For the last five months, Driver has repeatedly communicated to the incumbent Board its detailed concerns about the Corporation's abysmal underperformance, the need for management change, and Driver's intent to band together with fellow AmeriServ shareholders to vote for three new directors at the next annual shareholder meeting. On November 8, 2022, Driver wrote to Allan R. Dennison, Chair of the Board, to express concern about ASRV's long term underperformance and engage in what Driver hoped would be a productive dialogue. Driver's concerns stemmed from ASRV's habitual underperformance relative to peers, based on return on assets ("ROA"), a standard measure of a bank's profitability. ASRV's dramatic underperformance

relative to peers is not surprising, given that the incentive compensation for ASRV's named executive officers is tied to producing only a fraction of peer ROA. In other words, ASRV's Board has not just failed to hold ASRV's management accountable for years of underperformance, it has rewarded the underperformance by having inappropriately low performance metrics, to ASRV's shareholders' detriment.

6.   On December 14, 2022, Driver notified the incumbent Board that Driver will be making its case for change publicly to other AmeriServ shareholders. Driver added that it will be highlighting what Driver considers to be a fundamental inconsistency in the Board blaming union labor for AmeriServ's poor overall financial performance while pinning hopes of better performance on getting more business from unions.   In this regard, Driver expressed its concern about the absence of any disclosures by AmeriServ in its public filings with the U.S. Securities and Exchange Commission ("SEC") that would logically lead to the conclusion that a partially unionized workforce – rather than a complacent management team that has been incentivized to underperform – was the cause of AmeriServ's decades of underperformance relative to peer institutions.

7.   On January 17, 2023, Driver timely delivered a written notice (the "Nomination Notice") to AmeriServ of Driver's intention to nominate three director candidates for election to the Board at the Corporation's next annual meeting of shareholders. On the same day Driver publicly filed a DFAN 14A proxy soliciting material with the SEC. In its Nomination Notice, Driver explained that its reasons for nominating director candidates were based on ASRV's track record of financial underperformance relative to publicly traded peers and, in particular, the manner in which ASRV's board of directors has attempted to shirk responsibility for that poor performance by blaming undisclosed and ill-defined "unique economic realities."   Driver

expressed confidence that its message of change would resonate far more with shareholders who have seen little from their investment in ASRV than directors who seem more interested in making excuses for the status quo.

8.   With the next shareholder meeting approaching in 2023, the incumbent Board has responded to Driver's promotion of change by stonewalling Driver's fundamental rights as a shareholder.   The incumbent Board has deprived Driver of its right to basic corporate information—including, but not limited to, the Corporation's shareholder list, in an effort to prevent Driver from communicating directly with other AmeriServ shareholders. Most recently, the incumbent Board has misleadingly and inequitably applied its "advance notice" bylaw, which is both unfair and unreasonable under Pennsylvania law. The Board has done so in an effort to evade (a) being held accountable by shareholders for the company's poor performance, and (b) debating the merits at the next annual meeting on issues such as the Corporation's historical and future performance, its short- and long-term prospects, executive compensation, and what future course is in the best interests of shareholders.   The Board acted to entrench itself to the shareholders' detriment, in violation of Pennsylvania and federal law.

9.   Driver requests that the Court award the following relief:

a.   Declare that Driver's Nomination Notice is valid so that shareholders may vote for Driver's candidates for election to the Board at the 2023 annual shareholder meeting;

b.   Enjoin Defendants from rejecting Driver's Nomination Notice;

c.   Require Defendants, reasonably before holding the annual meeting, to correct their public filings with the SEC, in which Defendants falsely and misleadingly asserted that Driver's Nominees may not be candidates at the 2023 annual shareholder meeting;

d.   Enjoin the holding of the 2023 annual shareholder meeting until a date in 2023 after the Court can clarify the parties' rights in this action;

e.   Declaring that the Director Defendants breached their fiduciary duties by rejecting Driver's Nomination Notice;

f.   Award Driver its attorneys' fees and costs incurred in connection with this action; and

g.   Grant Driver such other relief as the Court deems just and proper.

II. PARTIES

10.   Driver is a limited partnership that invests in banking organizations that it believes are undervalued relative to peer institutions and in need of a catalyst to unlock trapped shareholder value.

11.   Driver is an AmeriServ shareholder. As of the date of this filing, Driver is the owner of 201,000 shares of AmeriServ's common stock. Based on publicly available information, together with its general partner, Driver Management Company LLC, Driver is the beneficial owner of more shares of AmeriServ common stock than any other AmeriServ shareholder. Driver owns almost as many shares as the total owned by all incumbent Board members combined.

12.   Defendant AmeriServ Financial, Inc. is incorporated under the laws of Pennsylvania and its common stock is publicly traded on the NASDAQ exchange under the ticker "ASRV."

13.   Defendant J. Michael Adams, Jr. is a director of ASRV and has served on the Board since 2000. Mr. Adams is a citizen of the Commonwealth of Pennsylvania.

14.   Defendant Amy Bradley is a director of ASRV and has served on the Board since 2022. Ms. Bradley is a citizen of the Commonwealth of Pennsylvania.

15.   Defendant Allan R. Dennison is a director of ASRV and the chair of the Board, and he has served on the Board since 2005. Upon information and belief, Mr. Dennison resides in Pennsylvania and Florida and is a citizen of Pennsylvania.

16.   Defendant Kim W. Kunkle is a director of ASRV and has served on the Board since 1994. Ms. Kunkle is a citizen of the Commonwealth of Pennsylvania.

17.   Defendant Margaret A. O'Malley is a director of ASRV and has served on the Board since 1997. Ms. O'Malley is a citizen of the Commonwealth of Pennsylvania.

18.   Defendant Daniel A. Onorato is a director of ASRV and has served on the Board since 2020. Mr. Onorato is a citizen of the Commonwealth of Pennsylvania.

19.   Defendant Mark E. Pasquerilla is a director of ASRV and has served on the Board since 1997. Mr. Pasquerilla is a citizen of the Commonwealth of Pennsylvania.

20.   Defendant Sara A. Sargent is a director of ASRV and has served on the Board since 1996. Ms. Sargent is a citizen of the Commonwealth of Pennsylvania.

21.   Defendant Jeffrey A. Stopko is a director of ASRV and its president and chief executive officer, and he has served on the Board since 2015. Mr. Stopko is a citizen of the Commonwealth of Pennsylvania.

III. JURISDICTION AND VENUE

22.   This Court has exclusive jurisdiction in this matter pursuant to Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, and it has federal question jurisdiction under 28 U.S.C. § 1331.

23.   This Court has jurisdiction pursuant to 28 U.S.C. § 1332(a). AmeriServ and the Director Defendants are citizens of the Commonwealth of Pennsylvania. Driver's general and

limited partners are not citizens of Pennsylvania. The matter in controversy exceeds $75,000 in value, given that Driver owns shares of AmeriServ valued well in excess of $75,000, and the monetary relief sought under Driver's claims exceeds $75,000.

24.   Venue is proper in this Court pursuant to 28 U.S.C. § 1391 because AmeriServ's headquarters are located within this District, in Johnstown, Pennsylvania, and a substantial portion of the transactions and acts and omissions that give rise to this action occurred in this District.

IV. RELATED LITIGATION

25.   Driver and AmeriServ are parties to another action pending in this Court, *Driver v. AmeriServ*, No. 3:22-cv-00237-SLH (the "Books and Records Action"). Driver brought the Books and Records Action to enforce its right as a shareholder of AmeriServ under the Pennsylvania Business Corporation Law, specifically 15 Pa. C.S. § 1508, which grants Driver the right to inspect the books and records of AmeriServ in connection with its ongoing proxy fight, nomination of new candidates for the board, and anticipated contested election. Driver alleged in the Books and Records Action that AmeriServ, its officers, and its counsel have been engaging in a relentless campaign of obstruction, inequitably denying Driver the right to review such basic corporate books and records as a shareholder list, among others. Even after the filing of the Books and Records Action, the Corporation's incumbent Board members have continued their campaign of infringement on Driver's rights as a shareholder, necessitating the claims that Driver has filed in the instant complaint. The claims in the case at bar and in the Books and Records Action share common questions of fact and law.

26.   After Driver sued AmeriServ in the Books and Records Action and threatened to bring the claims in this present complaint, AmeriServ, in a blatant act of forum shopping, filed suit against Driver in Pennsylvania state court, seeking a declaration that Driver's nomination of directors for election at the Corporation's 2023 annual meeting is invalid and an order enjoining

Driver from soliciting proxies for election of Driver's nominees at the 2023 annual meeting (the "State Court Action"). In the State Court Action, AmeriServ named not only Driver as a defendant, but it also improperly named Driver's individual nominees as directors, for no reason other than to attempt to evade the diversity jurisdiction of this Court.

V. FACTUAL ALLEGATIONS

A.   AmeriServ's Incumbent Leadership Has Created And Encouraged A Culture Of Underperformance.

27.   Driver became an AmeriServ shareholder in August 2022.

28.   Based on Driver's review of the information on how AmeriServ compensated its officers contained in filings AmeriServ made with the SEC, Driver became concerned that AmeriServ's Board, through those compensation practices, was creating incentives for underperformance. Driver believes that these incentives have adversely affected the value of all AmeriServ shareholders' investments in AmeriServ common stock.

29.   On November 8, 2022, Driver wrote to Allan R. Dennison, Chair of AmeriServ's Board, to express "concern about ASRV's long term underperformance and request a call" to discuss its concerns. Driver explained that "ASRV has habitually underperformed peers based on return on assets ('ROA'), a standard measure of a bank's profitability" and that "ASRV's dramatic underperformance relative to peers is not particularly surprising, however, since the incentive compensation for ASRV's named executive officers is tied to producing only a fraction of peer ROA." In particular, Driver explained that AmeriServ's Board had "not just failed to hold ASRV's management accountable for years of underperformance, it has actually provided an incentive for such underperformance," which struck Driver "as irresponsible in the extreme and representative of a fundamental disdain for ASRV's shareholders." A true and correct copy of Driver's November 8, 2022 letter is attached as Appendix 1.

B.   Driver's Engagement With The Board Reveals Pretextual Excuses For The Company's Underperformance, And Driver Notifies The Board That It Would Take Its Concerns To Its Fellow Shareholders.

30.   For the last five months, Driver has communicated repeatedly with the incumbent Board about its concerns regarding AmeriServ's underperformance relative to its peers and Driver's intent to exercise its right to communicate with fellow AmeriServ shareholders about that and related issues.

31.   On November 29, 2022, Driver spoke with Mr. Dennison, the Chair of AmeriServ's Board. Driver wrote to Mr. Dennison later that day, confirming Driver's understanding from their discussion and making additional points for consideration. Specifically, Driver wrote that it disagreed with any notion that the primary cause for ASRV's historical underperformance was due to costs associated with a union labor force. Driver explained that, in its view, the "primary cause of ASRV's long standing underperformance is a complacent management team and a board of directors that is unable or unwilling to hold that management team accountable for poor performance." A true and correct copy of Driver's November 29, 2022 letter is attached as Appendix 3.

32.   Having not received a satisfactory response, on December 14, 2022, Driver again wrote to the incumbent Board, informing them that Driver would be "making [its] case for change publicly to other AmeriServ shareholders, as well as highlighting what [it] consider[ed] to be the fundamental inconsistency of blaming union labor for AmeriServ's poor performance while, at the same time, pinning the hopes of better performance on getting more business from unions." A true and correct copy of Driver's December 14, 2022 letter is attached as Appendix 5.

33.   Driver's engagement with the Board continued. During the course of those discussions, Mr. Dennison continually referenced certain undefined "unique economic realities of

AmeriServ," which he used to justify the Corporation's historic underperformance. During those discussions, Mr. Dennison referenced, among other things, AmeriServ's union relationships and unionized workforce as contributing to AmeriServ's historic underperformance, and suggested that AmeriServ was "unique among financial institutions in that a portion of [its] workforce [was] unionized[,] which makes financial comparisons to broader peer groups more difficult." A true and correct copy of Driver's December 22, 2022 letter confirming this communication is attached as Appendix 7.

34.   Dissatisfied with AmeriServ's explanation for its historic underperformance, Driver again wrote to Mr. Dennison, noting, "we may very well make our case for change publicly to other ASRV shareholders, and may begin doing so in the near term." Driver also made clear that it "would absolutely welcome any rebuttal by the board that is based on the notion that ASRV shareholders should expect below peer returns because of ASRV's 'unique economic realities.'" *See* Appendix 7.

35.   On January 3, 2023, Driver again wrote to Mr. Dennison about AmeriServ's so-called "unique economic realities," explaining that it "would expect that any unique economic realities affecting [AmeriServ] would be considered to be material risks of investing in ASRV's common stock." But, as Driver pointed out, "ASRV has not disclosed any risk factors relating to those unique economic realities" in its public filings or disclosures to its shareholders. Accordingly, Driver requested "a detailed explanation of the unique economic realities impacting ASRV's financial condition and results of operations as soon as possible that quantifies the impact of those unique economic realities" on the Corporation's performance, among other things. A true and correct copy of Driver's January 3, 2023 letter is attached as Appendix 8.

C.   The Incumbent Board Postures Itself To Disenfranchise Driver's Rights As A Shareholder And Ignore Driver's Request For Corporate Books And Records.

36.   On November 22, 2022, Driver sent AmeriServ a written verified demand for the inspection of books and records pursuant to 15 Pa. C.S. § 1508 (the "First Demand"). The First Demand requested access to certain books and records that were tailored to Driver's stated concerns about AmeriServ's performance and incentive compensation policies and practices, as well as a request for the Corporation's shareholder list, among other things. Driver's stated purposes for its First Demand were to (a) investigate whether the Corporation was being properly managed in the best interest of shareholders with regard to its corporate performance goals and management incentives, (b) investigate the Board's annual renewals of the chief executive officer's employment contract and their effect on the value of shareholders' investments; and (c) enable Driver to communicate with other shareholders about the Corporation's management, performance and strategic direction. A true and correct copy of the First Demand is attached as Appendix 2. AmeriServ flatly rejected Driver's First Demand without any valid basis for doing so. A true and correct copy of AmeriServ's First Response is attached as Appendix 4.

37.   On January 20, 2023, Driver sent AmeriServ another Section 1508 demand (the "Second Demand") requesting information about AmeriServ's purportedly "unique economic realities" and their effects on the Corporation's profitability and shareholder value and returns. Driver's stated purposes for its Second Demand were (a) to investigate whether the Corporation was being properly managed in the best interest of shareholders with regard to the nature and extent of the challenges that its unique economic realities (*e.g.*, unionized workforce) pose to the Corporations management, profitability and shareholder value and returns, (b) how such realities are disclosed to shareholders and prospective shareholders, and (c) measures for managing potential liability under federal securities laws relating to disclosure of material information to

investors. AmeriServ flatly rejected Driver's Second Demand without any valid basis for doing so. A true and correct copy of AmeriServ's Second Response is attached as Appendix 17.

38.   On January 25, 2023, Driver sent AmeriServ a third Section 1508 demand (the "Third Demand") requesting information about the circumstances under which two former employees (Jack W. Babich and Robert E. Werner III) left AmeriServ. The circumstances reported to Driver by a former senior vice president at AmeriServ, if true, would constitute unspeakably reprehensible conduct by a former senior officer of the Corporation, giving rise to a risk of criminal charges. The former senior vice president who reported the circumstances to Driver apparently received an extraordinarily generous severance package (twenty months of full pay and benefits with a 401K match). Driver's stated purposes for its Third Demand were to make its own determination as to whether the Corporation is being properly managed and to investigate corporate waste, wrongdoing, mismanagement, and/or breach of fiduciary duties. AmeriServ flatly rejected Driver's Third Demand without any valid basis for doing so. A true and correct copy of AmeriServ's Third Response is attached as Appendix 19.

39.   AmeriServ has rejected Driver's demands for books and records entirely.

40.   AmeriServ has done so to silence communications among Driver and other shareholders.

D.   Driver Takes Action To Rectify The Damage Caused By The Incumbent Board And Nominates Director Candidates For Election At The 2023 Annual Meeting.

41.   Having gotten nowhere with the Corporation's incumbent Board, on January 17, 2023, Driver timely delivered the Nomination Notice to AmeriServ notifying it of Driver's nomination of three director candidates for election to the Board at the Corporation's 2023 annual meeting of shareholders:

> This letter serves as notice to AmeriServ Financial, Inc., a Pennsylvania corporation ("ASRV" or the "Company"), as to the nomination by Driver Opportunity Partners

I LP ("Driver Opportunity" or the "Nominating Shareholder"), a shareholder of record of the Company, of nominees for election to the Board of Directors of the Company (the "Board") at the 2023 annual meeting of shareholders of ASRV, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

This letter and all Exhibits attached hereto are collectively referred to as the "Notice." As of the date of this Notice, the Nominating Shareholder is the direct beneficial owner of 201,000 shares of common stock, par value $0.01 per share (the "Common Stock"), of ASRV, including 1,000 shares held in record name. As of the date of this Notice, the Nominating Shareholder and the other Participants (as defined below) beneficially own in the aggregate 1,477,919 shares of Common Stock.

Through this Notice, the Nominating Shareholder hereby nominates, and notifies you of its intent to nominate at the Annual Meeting, J. Abbott R. Cooper, Julius D. Rudolph and Brandon L. Simmons as nominees (collectively, the "Nominees" and each individually, a "Nominee") to be elected to the Board as directors at the Annual Meeting.

A true and correct copy of Driver's Nomination Notice is attached as Appendix 9.

42.   Also on January 17, 2023, Driver wrote to J. Michael Adams Jr., Chair of

AmeriServ's Nominating and Corporate Governance Committee, to transmit Driver's Nomination

Notice, stating in relevant part:

Based on AmeriServ Financial Inc.'s ("ASRV") long term track record of abysmal financial performance relative to publicly traded peers and, in particular, the manner in which ASRV's board of directors (the "ASRV Board") has attempted to shirk responsibility for that poor performance by blaming undisclosed and ill-defined "unique economic realities," *I hope you understand that I believe the ASRV Board needs to be reconstituted as determined by ASRV's long suffering shareholders, not the same entrenched directors responsible for years of underperformance. Transmitted herewith is our notice of nomination of three candidates (the "Nominees") for election to the ASRV Board at ASRV's 2023 annual meeting of shareholders (the "2023 Annual Meeting"). I am confident that our message of change will resonate far more with shareholders who have seen little from their investment in ASRV than directors who seem more interested in making excuses for the status quo*. It is past time for the ASRV Board to face the very un-unique reality that the current level of underperformance is simply unacceptable and make way for new directors with a commitment to putting shareholders first.

A true and correct copy of Driver's January 17, 2023 letter to J. Michael Adams Jr. is attached as Appendix 10.

43.   On January 18, 2023, Driver wrote to the incumbent Board, "now that a contested election is at hand," and inquired "whether the Board will make the shareholder list and other related information requested available or will, instead, continue to seek to impede Driver's fundamental rights as an ASRV shareholder, while wasting shareholders' money on meritless litigation." AmeriServ, however, ignored this request, and as of the date of this filing, still has not agreed to produce the requested shareholder list or any of the other corporate books and records requested by Driver. A true and correct copy of Driver's January 18, 2023 letter is attached as Appendix 11.

44.   The next day, Driver reiterated that in its conversations with AmeriServ and its incumbent Board, it had "been very clear that [it] intended to make [its] case for change directly to ASRV shareholders" and "encouraged" AmeriServ "to make whatever might possibly be the case for more of the same directly to ASRV shareholders as well."

45.   Indeed, Driver explained, as it had done before, that AmeriServ's financial performance was unacceptable, given that "the trading price for ASRV's common stock [was] approximately the same [on January 19, 2023] as it was in 1985." Driver thus believed "that all [AmeriServ's] constituencies . . . would benefit from a change in the composition of AmeriServ's board of directors—or really anything—that offers the possibility of a more vibrant future for ASRV." Driver noted that it remains "confident that a majority of ASRV shareholders feel the same way." A true and correct copy of AmeriServ's January 19, 2023 letter is attached as Appendix 12.

46.   On January 27, 2023, Driver wrote to Mr. Dennison, continuing to express Driver's concerns regarding the circumstances under Jack W. Babich and Robert E. Werner III left AmeriServ. Driver noted that these concerns were of paramount importance to not just Driver but all ASRV shareholders. A true and correct copy of Driver's January 27, 2023 letter is attached as Appendix 16.

E.   The Incumbent Board Is Attempting To Rig The Outcome Of The 2023 Annual Meeting By Declaring Driver's Nomination of Director Candidates Invalid.

47.   On January 31, 2023, counsel for AmeriServ wrote to counsel for Driver stating AmeriServ's view that Driver's Nomination Notice was incomplete and made disclosures that "require further clarification in order to allow the Company to determine if such disclosures comply with the Bylaws." A true and correct copy of the letter (the "Deficiency Letter") is attached as Appendix 18.

48.   In its Deficiency Letter, AmeriServ stated that Driver's Nomination Notice "fails to provide such disclosure for any immediate family members of the Nominees," but the incumbent Board said nothing of the details of claimed disclosure omission, even though the details were in AmeriServ's firsthand knowledge and possession. AmeriServ also did not express any view that the deadline for Driver to cure the claimed omissions had already passed or its view that the purported deficiencies were otherwise uncurable.

49.   In its Deficiency Letter, AmeriServ's incumbent Board relied on the "Advance Notice" Bylaw (Section 1.3) in AmeriServ's current Bylaws, which are attached as Appendix 33.

50.   The Advance Notice Bylaw includes the following byzantine requirements of shareholders who choose to nominate one or more directors for election to the Board:

> Section 1.3. Nominations for Directors. Notwithstanding the provisions of Section 1.8 hereof (dealing with business at meetings of shareholders), nominations for the election of directors may be made by the Board of Directors, by a committee appointed by the Board of Directors with authority to do so or by any shareholder

of record entitled to vote in the election of directors who is a shareholder at the record date of the meeting and also on the date of the meeting at which directors are to be elected; provided, however, that with respect to a nomination made by a shareholder, such shareholder must provide timely written notice to the Non-Executive Chairperson of the Board in accordance with the following requirements (whether or not the shareholder requests the Corporation to include such nomination in the Corporation's meeting notice or proxy solicitation material, and even if such item of business is already the subject of any notice to shareholders from, or public disclosure by, the Corporation):

(a) to be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation addressed to the attention of the Non-Executive Chairperson of the Board (i) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than 90 days nor more than 120 days prior to such anniversary date, and (ii) in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the fifth day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date (which shall include disclosure of the meeting date given to a national securities exchange or the National Association of Securities Dealers) was made; and

(b) Each such written notice must set forth: (i) the name and address of the shareholder who intends to make the nomination ("Nominating Shareholder"); (ii) the name and address of the beneficial owner, if different than the Nominating Shareholder, of any of the shares owned of record by the Nominating Shareholder ("Beneficial Holder"); (iii) the number of shares of each class and series of shares of the Corporation which are owned of record and beneficially by the Nominating Shareholder and the number which are owned beneficially by any Beneficial Holder; (iv) a representation that there are (and will be) no undisclosed arrangements and understandings between the Nominating Shareholder and any Beneficial Holder and any other person or persons pursuant to which the nomination is being made; (v) the name and address of the person or persons to be nominated; (vi) a representation that the Nominating Shareholder is at the time of giving of the notice, was or will be on the record date for the meeting, and will be on the meeting date a holder of record of shares of the Corporation entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (vii) *such other information regarding each nominee proposed by the Nominating Shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors*; (viii) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Nominating Shareholder's notice by, or on behalf of, the Nominating Shareholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price exchanges for, or increase or decrease the voting power of the Nominating Shareholder or any of its affiliates or associates with respect to shares of stock of the Corporation; and (ix) the written consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer of the meeting may, in such officer's sole discretion, refuse to acknowledge the nomination of any person which the presiding officer determines is not made in compliance with the foregoing procedure.

Appendix 33 at 5–6 (emphasis added).

51.   In declaring Driver's Nomination Notice invalid, the Board misplaced reliance on subsection (vii), which is unfair and unreasonable under 15 Pa. C.S. § 1758(e) both on its face and as applied by the Board in determining that Driver's Nomination Notice purportedly was invalid.

52.   Despite declaring its view that Driver's Nomination Notice had deficiencies as noted in the Deficiency Letter, the Board, through its counsel, stated in the Deficiency Letter that the "Company's management and the Board are and will remain open to engagement with" Driver, "including engagement related to its submission of nominations for the Annual Meeting."

53.   On February 8, 2023, Driver filed its preliminary proxy statement with the SEC. In it, Driver explained that it "believe[d] change in the composition of the Company's board of directors . . . is required to ensure that the Company is being run in a manner that is consistent with shareholders' best interests" and Driver had "nominated three (3) highly-qualified director candidates who will work to preserve and increase shareholder value." Driver thus sought the support of all AmeriServ shareholders in effectuating that change. A true and correct copy of the preliminary proxy statement is attached as Appendix 20.

54.   Driver's preliminary proxy statement also disclosed, as to one of the Driver's nominees, Julius D. Rudolph, that certain of Mr. Rudolph's immediate family members have been

a party to a transaction with the Company in the ordinary course of business since its last fiscal

year in an amount that exceeds $120,000. Specifically, Driver disclosed that Mr. Rudolph's father,

Bill Rudolph, has a personal line of credit with the Company in the amount of $4 million, and that

Mr. Rudolph's brother-in-law also has several commercial mortgages with the Company for the

purchase of rental units.

55.   On or about March 20, 2023, however, Driver learned from Mr. Rudolph that his

father, William C. Rudolph, in fact has two personal lines of credit with the Company that total $5

million; and that Mr. Rudolph's brother-in-law, Benyamin Dere, has several commercial mortgage

loans from the Company in connection with the purchase of rental units that total, in the aggregate,

approximately $8 million.

56.   On March 21, 2023, Driver promptly filed amendment no. 2 to its preliminary

proxy statement reflecting this information, a true and correct copy of which is attached as

Appendix 31. The lines of credit and mortgage loans are hereinafter collectively referred to as the

"Transactions."

57.   AmeriServ at all relevant times has been a party to the Transactions, and has had

knowledge of their details since long before Driver delivered its Nomination Notice to ASRV on

January 17, 2023. In contrast to Driver and Mr. Rudolph—who honestly disclosed the information

reported by third parties when initially characterizing the Transactions (*i.e.*, transactions to which

they were not parties)—the Corporation's incumbent Board deliberately sat silently for nearly two

months with knowledge of the details of the Transactions. At no time between January 17, 2023

and January 26, 2023 (the date the Board claimed was the deadline for Nominations), or at any

time before March 15, 2023 (57 days after Driver served its Nomination Notice), did the incumbent

Board disclose to Driver its independent and preexisting knowledge of any facts regarding the

Transactions. In other words, the incumbent Board (a) unjustifiably rejected Driver's Nomination Notice for not disclosing information already known to AmeriServ, and (b) failed to disclose any of the Board's knowledge of the Transactions that, once disclosed nearly two months after the Board's claimed nomination deadline, prompted Driver to cure the claimed deficiency.

58.   On February 10, 2023, Driver responded to AmeriServ's Deficiency Letter. A true and correct copy of that February 10, 2023 letter is attached as Appendix 21.

59.   In its February 10, 2023 letter, Driver voluntarily disclosed, based on the supplemental information it had received as of that time, that Mr. Rudolph's father, William C. Rudolph, has a personal line of credit with the Company in the amount of $4 million, and that Mr. Rudolph's brother-in-law, Benyamin Dere, has several commercial mortgage loans from the Company in connection with the purchase of rental units, which total, in the aggregate, approximately $8 million. The Board disclosed none of its knowledge of the Transactions at that time, nor any view that the disclosure was incorrect, incomplete, untimely, or uncurable. In addition, Driver voluntarily addressed each purported deficiency identified in the Deficiency Letter in good faith on a point-by-point basis.

60.   On March 6, 2023, Driver filed a DFAN 14A proxy soliciting material with the SEC stating that it "strongly advises all shareholders of the Company to read the proxy statement and other proxy materials as they become available because they will contain important information"; and pointed out that those "proxy materials will be available at no charge on the SEC's web site." Driver's amended proxy also stated that it would "provide copies of the proxy statement without charge, when available, upon request," and that such requests "should be direct to [Driver's] proxy solicitor." A true and correct copy of the March 6, 2023 DFAN 14A proxy soliciting material is attached as Appendix 22.

61.   On March 7, 2023, counsel for AmeriServ wrote counsel for Driver explaining that the Corporation's incumbent management intended to nominate three director candidates for election to the Board. These director candidates will compete with Driver's candidates for the three open director seats. The Board disclosed nothing about its director candidates to Driver other than their names. A true and correct copy of AmeriServ's March 7, 2023 letter is attached as Appendix 23.

62.   That AmeriServ affirmatively reached out to inform Driver of its intention to nominate three candidates for election to the Board was one more effort to mislead Driver. Specifically, and as described in their letter, the incumbent Board sent Driver the notice of ASRV's director nominees pursuant to SEC Rule 14a-19(d), which required ASRV to notify Driver of the names of all nominees for whom AmeriServ intended to solicit proxies in connection with the 2023 Annual Meeting specifically because Driver was conducting a proxy solicitation of its own in connection with the 2023 Annual Meeting. As a sophisticated investor, Driver knew this detail regarding Rule 14a-19(d), and thus reasonably took AmeriServ's notice under that Rule as an indication that AmeriServ knew and expected Driver to participate in the proxy solicitation process in connection with the 2023 Annual Meeting and intended to "remain open to engagement with" Driver, "including engagement related to its submission of nominations for the Annual Meeting."

63.   Nevertheless, in an about face, on March 15, 2023, the incumbent Board disclosed to Driver its knowledge of the Transactions for the first time, in a hoped-for "gotcha" moment that would end Driver's campaign for positive change once and for all (the "March 15 Letter"). A true and correct copy of the March 15 Letter is attached as Appendix 24.

64.   In its March 15 Letter, the incumbent Board made the false and misleading statements that Driver's Nomination Notice "does not constitute valid notice of nominations for

the Annual Meeting," and, for the first time, stated that "Driver does not have the right to nominate any candidates for election as directors at the Annual Meeting."

65.   In its March 15 Letter, the incumbent Board focused its argument on the very same Transactions about which it had known all along, but purposefully hid from Driver in an effort to sabotage Driver's nomination process. Specifically, AmeriServ disingenuously asserted that the Company "believes" that "Mr. William Rudolph has two lines of credit that exceed $4 million in the aggregate" and the "Company believes that the total outstanding balance on Mr. William Rudolph's two personal lines of credit exceeds $4 million." That information was not a "belief" of the Company—the Company is a counterparty to those very agreements and has independent knowledge of them. In all events, this information disclosed by the Company to Driver on March 15, 2023 was within the Company's knowledge all along, but the Company waited 57 days after receiving Driver's Nomination Notice to disclose it.

66.   This obvious and intentional exercise of bad faith further evidences the incumbent Board's motive of entrenchment and its desire to deprive Driver (and, indeed, all ASRV shareholders) of their right to elect directors of their choosing. The Board grossly exaggerates the significance of the Transactions to a reasonable investor, but if the Board felt that the details of the Transactions were so material to investors, ASRV could have easily disclosed its knowledge of them to Driver or the SEC and the public promptly after receiving the January 17, 2023 Nomination Notice, and ASRV could have relied on that disclosure in debating the merits at issue in the proxy contest and contested Board election.[1] Indeed, that very process is what the Board

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[1] In fact, the Company has already done so. For example, in ASRV's March 15, 2023 letter enclosed with its DEFA14A proxy soliciting material filed on the same date, ASRV noted, "The Company believes that Mr. William Rudolph has two lines of credit that exceed $4 million in the aggregate. Driver provided materially false information in the Driver Supplemental Letter by stating that Mr. William Rudolph has only one line of credit with the Company totaling $4 million." Appendix 24, at p. 4, n. 4.

committed to in its Deficiency Letter when it stated that "[t]he Company's management and the

Board are and will remain open to engagement with" Driver, "including engagement related to its

submission of nominations for the Annual Meeting." But during all relevant times, Driver has

welcomed (and, in fact, invited) any rebuttal to its allegations by the incumbent Board that is based

on the notion that ASRV shareholders should expect below peer returns because of ASRV's

"unique economic realities" and abysmal financial performance. But rather than address the merits

in connection with the upcoming election, the incumbent Board has tried to run from them by

eliminating the possibility that shareholders might elect directors other than those handpicked by

the incumbent Board to carry out its legacy, and further entrench itself at the expense of the

Corporation and its shareholders.

67.   Also on March 15, 2023, AmeriServ publicly filed proxy soliciting material as a

"DEFA14A" including a statement stating:

> On March 15, 2023, counsel to AmeriServ Financial, Inc. (the "Company") notified counsel to Driver Opportunity Partners I LP (collectively with its affiliates, "Driver") of certain deficiencies related to the Driver's purported notice of shareholder nomination of individuals for election as directors at the Company's 2023 annual meeting of shareholders (the "Annual Meeting") and that Driver had failed to satisfy the requirements of the Company's Amended and Restated Bylaws (the "Bylaws"). Pursuant to Article 1, Section 1.3(b) of the Bylaws, only such persons who are nominated pursuant to the procedures set forth in the Bylaws are eligible to stand for election to the Company's board of directors. Driver failed to meet the requirements of Article 1, Section 1.3 of the Bylaws. Accordingly, the Company has determined that Driver's purported notice of director candidate nominations is invalid. A copy of this letter is filed with this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference. The Company issued a related press release, a copy of which is filed with this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

A true and correct copy of ASRV's March 15 DEFA14A proxy soliciting material, which

incorporated ASRV's March 15 Letter and a Press Release discussed in the next paragraph,

is attached as Appendix 25.

68.   In its March 15, 2023 Press Release included as part of ASRV's proxy soliciting material, ASRV stated:

> March 15, 2023 /PRNewswire/ -- AmeriServ Financial, Inc. ("AmeriServ" or the "Company") (NASDAQ: ASRV) today announced that its Board of Directors (the "Board") has determined that the notice of intent to nominate directors (the "Notice") submitted on January 17, 2023 by Driver Management Company LLC, Driver Opportunity Partners I LP and J. Abbott Cooper (collectively, "Driver") for the Company's 2023 Annual Meeting of Shareholders (the "Annual Meeting") is invalid.
>
> The Notice submitted by Driver contains material defects, including a lack of disclosure pertaining to one director candidate's immediate family members – one of whom has several commercial mortgage loans with AmeriServ, which in total exceed several million dollars, and another of whom has a personal line of credit with the Company in the amount of $4 million. This disclosure was required to be made by Driver under the Company's clear and unambiguous bylaws, which require that nominating shareholders disclose to the Company certain important information regarding director nominees. Additionally, the Notice's purported nomination of Mr. Cooper – who is set to become a director of New York-based First of Long Island Corporation – does not comply with AmeriServ's interlocks bylaw that prohibits Board members and nominees to the Board from, among other things, concurrent directorships with other depository institutions . . . .

A true and correct copy of AmeriServ's March 15, 2023 press release is attached as Appendix 26.

69.   The Corporation's DEFA14A proxy soliciting material, and its incorporated letter and press release, contained intentional and materially false and misleading statements about Driver's Nomination Notice, the Corporation's response thereto, and Driver's candidates' qualifications to participate in the election to and serve on the Corporation's Board. What is more, the Corporation's public representations regarding Driver's nomination of Mr. Cooper as being noncompliant with AmeriServ's interlocks Bylaw provision (Article II, Section 2.14) (the "Interlocks Bylaw") and his ineligibility to serve as a director of the Corporation also were intentionally false and misleading statements of a material fact, specifically his eligibility to serve as a director.

70.   On March 16, 2023, Driver responded, through counsel, to the March 15 Letter,

explaining that the incumbent Board's determination that Driver's Nomination Notice is invalid

was an unlawful and flagrant attempt at entrenchment that constituted a clear breach of the Board's

fiduciary duties, among other things. Specifically, Driver reaffirmed its belief that its Nomination

Notice complied with applicable law and satisfied all prerequisites to exercising its fundamental

right as a shareholder to nominate candidates of its choosing for election to the Board.

71.   Nevertheless, Driver gave the incumbent Board an opportunity to redirect its focus

back towards its duties and obligation to the Corporation's shareholders, and strongly urged the

Board to reconsider its decision not to recognize the validity of Driver's nominees for election to

the Board.   Driver made clear, however, that if the Board's misfeasance was not remedied

forthwith, Driver would commence litigation seeking such relief against the Board and the

Company.   A true and correct copy of Driver's March 16, 2023 letter is attached as Appendix 27.

72.   The next day, on March 17, 2023, Driver filed amendment no. 1 to its preliminary

proxy statement. A true and correct copy of it is attached as Appendix 28.

73.   In that preliminary proxy statement, Driver stated, in pertinent part, that on

> March 15, 2023, the Company notified Driver by letter that it had determined that
> Driver's notice of nomination submitted on January 17, 2023 was invalid and one
> of Driver's nominees was ineligible for election to the Board. The Company has
> filed the letter as Exhibit 99.2 to its Current Report on Form 8-K filed on March
> 15, 2023 with the U.S. Securities and Exchange Commission. Driver believes that
> there is no justification for the conclusions reached in the Company's letter and will
> challenge the Company's determination.

74.   Driver's March 17 preliminary proxy statement also included an updated disclosure

regarding the matter challenged by AmeriServ in its March 15 Letter, explaining that

> Mr. Rudolph's father, William C. Rudolph, has a personal line of credit with the
> Company in the amount of $4 million that is being upsized to $5 million. Mr.
> Rudolph's brother-in-law, Benyamin Dere, has several commercial mortgage loans
> from the Company in connection with the purchase of rental units, which total, in
> the aggregate, approximately $8 million. Neither Driver nor Mr. Rudolph has any

26

reason to believe that either the line of credit nor the commercial mortgage loans were not (i) made in the ordinary course of business nor (ii) made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company. In addition, neither Driver nor Mr. Rudolph has any reason to believe that either the line of credit nor the commercial mortgage loans involved more than the normal risk of collectability or presented other unfavorable features.

Appendix 28, at p. 19.

75.   Also on March 17, 2023, Driver wrote to the SEC regarding its February 8, 2023 disclosure in its preliminary proxy statement. A true and correct copy of Driver's letter is attached as Appendix 29.

76.   In that letter, Driver addressed AmeriServ's invocation of its Interlocks Bylaw, explaining that "[e]ither the Interlocks Bylaw is a 'qualification' for service as a member of the Board, as contemplated by 15 Pa. C.S. § 1722(a) or it isn't and, presumably, is merely precatory at best." Moreover, Driver explained that, "to the extent that ASRV might claim that the Interlocks Bylaw is a 'qualification,' it does not appear to Driver that it was validly included in the 2003 Bylaws due to the absence of any action by ASRV shareholders to amend the 2002 Bylaws." Accordingly, Driver explained that it "does not believe that the Interlocks Bylaw has any legal effect, including on the eligibility of Mr. Cooper, if he is elected to the board of directors . . . of The First of Long Island Corporation ["FLIC"], to serve on the Board." Driver thus explained to the SEC that it "does not believe that any new or revised disclosure is required" and "to the extent ASRV includes any statements in any solicitation material to the effect that, if elected to the FLIC Board, Mr. Cooper would need the approval of the board pursuant to the Interlocks Bylaw to be eligible to serve on the Board," those statements would constitute "a false or misleading statement of material fact in violation of Exchange Act Rule 14a-9."

77.   On March 17, 2023, Driver filed a DFAN 14A proxy solicitation material with the SEC. A true and correct copy of it is attached as Appendix 30. That DFAN 14A proxy solicitation material stated, among other things, that AmeriServ had issued a press release earlier that week which improperly declared that Driver's nominees for election to the Board "were invalid based on alleged problems with how they were nominated."   Specifically, Driver explained that AmeriServ had singled out Abbott Cooper of New York hedge fund Driver Management Company LLC and that Driver and Mr. Cooper had plans to push back against AmeriServ's claims.

78.   On March 21, 2023, Driver filed amendment no. 2 to its preliminary proxy statement with the SEC. A true and correct copy of it is attached as Appendix 31. In its amended preliminary proxy statement, Driver stated, in relevant part, that "[c]ertain of Mr. Rudolph's immediate family members have been a party to a transaction with the Company in the ordinary course of business since its last fiscal year in an amount that exceeds $120,000." The amended preliminary proxy statement thus further explained the two personal lines of credit held by Mr. Rudolph's father and the commercial mortgage loans held by Mr. Rudolph's brother-in-law. It also disclosed that "[n]either Driver nor Mr. Rudolph has any reason to believe that either the lines of credit nor the commercial mortgage loans were not" (a) "made in the ordinary course of business" nor (b) "made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company." Driver also explained that neither it nor Mr. Rudolph had "any reason to believe that either the lines of credit nor the commercial mortgage loans involved more than the normal risk of collectability or presented other unfavorable features."

79.   On March 22, 2023, Driver wrote to AmeriServ in further response to AmeriServ's March 15 Letter. In Driver's letter, it voluntarily addressed each purported deficiency in good

faith on a point-by-point basis.   Driver also demanded that the incumbent Board confirm that it

had identified all claimed deficiencies in the disclosures in Driver's Nomination Notice, or any of

Driver's proxy statements, solicitation materials, or any of Driver's other correspondence to ASRV

to date concerning the Driver's nominees.   Driver added, "[i]f the Board intends to assert any other

purported disclosure issues or other reason why it contends Driver's Nominations are invalid," it

should "identify all such contentions and all facts and information supporting them immediately."

A true and correct copy of Driver's March 22, 2023 letter is attached as Appendix 32 To date, the

Board has not identified any other claimed deficiencies in Driver's Nomination Notice beyond

those in the Board's January 31, 2023 and March 15, 2023 letters, all of which Driver has

satisfactorily addressed despite disagreeing that they were deficiencies that could warrant

invalidating the Nomination Notice.

80.   As of March 28, 2023, in light of the Defendants' public statements, Driver will be

required by the SEC to advise shareholders of the risk of their votes not being honored if they vote

using Driver's proxy card, which includes Driver's director nominees. A true and correct copy of

a letter from the SEC to Driver in this regard is attached as Appendix 37.

F.   No Date Has Been Set For The 2023 Annual Meeting, And The Company Has Not Issued Its Preliminary Proxy Statement.

81.   Pennsylvania law mandates "at least one meeting of shareholders in each calendar

year for the election of directors." 15 Pa. C.S. § 1755.

82.   ASRV's current Bylaws state that the annual meeting of ASRV shareholders for

the election of directors shall be held on the fourth Tuesday of April each year or on such other

date as the Board of Directors may in their discretion determine. *See* Appendix 33, § 1.1.

83.   Last year, the annual meeting was held on April 25, 2022.

84.   Defendants have not publicly announced a date for the 2023 Annual Meeting. ASRV also has not filed a preliminary proxy statement for the 2023 Annual Meeting with the SEC.

85.   Accordingly, even if the purported deficiencies identified by the Company in the Nomination Notice were legitimate (which they are not), the Company has suffered no prejudice by them, given that there is still time for Driver to cure any and all legitimate defects prior to the 2023 Annual Meeting. In addition, the Company has had (and will have) ample opportunity to highlight to AmeriServ shareholders the fact that Mr. Rudolph's father has two lines of credit with AmeriServ in an aggregate amount of $5 million. Indeed, the Company already did so. For example, in ASRV's March 15, 2023 letter enclosed with its DEFA14A proxy soliciting material filed on the same date, ASRV noted, "The Company believes that Mr. William Rudolph has two lines of credit that exceed $4 million in the aggregate. Driver provided materially false information in the Driver Supplemental Letter by stating that Mr. William Rudolph has only one line of credit with the Company totaling $4 million." Appendix 24, at p. 4, n. 4.

86.   Nevertheless, to date, the Company has refused to honor the validity of Driver's Nomination Notice or "remain open to engagement with" Driver, "including engagement related to its submission of nominations for the Annual Meeting," as it had committed itself to do in its January 31, 2023 letter to Driver.

VI. COUNTS

COUNT I
SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14a-9
(Against All Defendants)

87.   The foregoing paragraphs are incorporated by reference as if fully set forth herein.

88.   SEC Rule 14a-9 prohibits the solicitation of proxies by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing

any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

89.   As detailed above, Defendants disseminated intentionally false and misleading statements in their March 15, 2023 DEFA 14A proxy soliciting material during their campaign of entrenchment with respect to the 2023 Annual Meeting and the election of directors, with such statements thereby materially misleading shareholders.

90.   Defendants and/or their agents prepared, reviewed, approved and/or disseminated the March 15, 2023 DEFA14A proxy soliciting material, including its March 15 Letter and Press Release containing additional materially false or misleading information. The incumbent Board intentionally made these false and misleading public statements that Driver's Nomination Notice "does not constitute valid notice of nominations for the Annual Meeting" and "Driver does not have the right to nominate any candidates for election as directors at the Annual Meeting" for the purpose of deceiving shareholders into believing that Driver's nominees for election to the Board were improper. Additionally, AmeriServ's public representations regarding Driver's nomination of Mr. Cooper as being noncompliant with AmeriServ's Interlocks Bylaw and Mr. Cooper being ineligible to serve as a director of AmeriServ also were intentionally false and misleading statements, made for the same purpose of deceiving shareholders into believing that they should not or could not vote for Mr. Cooper or the other Driver nominees.

91.   Defendants and/or their agents knowingly, recklessly, or negligently disseminated the March 15, 2023 DEFA 14A proxy soliciting material with these materially false and misleading statements.

92.   In light of the false and misleading statements, shareholders are unable to make an informed choice when they cast their votes for board directors.

93.   The false or misleading statements were material in that a reasonable shareholder would have considered them important in deciding how to vote on the nominations for board directors. In addition, the willingness of the Defendants to make false and misleading statements (or omit statements of material fact necessary to make statements not false or misleading) in express violation of Rule 14a-9 is a fact that a reasonable shareholder would have considered important in deciding how to cast its vote.

94.   AmeriServ's false or misleading March 15, 2023 DEFA 14A proxy soliciting material create the risk that shareholders may choose not to vote for Driver's nominees to serve on the board of directors out of a fear that their votes will not be counted or will otherwise be ineffectual. As of March 28, 2023, in light of the Defendants' public statements, Driver will be required to advise shareholders of the risk of their votes not being honored if they vote using Driver's proxy card.

95.   Defendants have therefore violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, both with respect to making false and misleading statements or omissions of material fact, and with respect to failing to correct false and misleading statements or omissions of material fact made in earlier communications.

96.   Driver is entitled to injunctive relief and compensatory damages and to recover the costs of this action, including reasonable allowance for Plaintiff's attorneys' fees.

97.   WHEREFORE, Plaintiff demands judgment against all Defendants, jointly and severally, as follows:

a.   Finding that Defendants violated Exchange Act § 14(a), 15 U.S.C. § 78n(a); SEC Rule 14a-9 (17 C.F.R. § 240.14a-9);

b.   Requiring Defendants to correct AmeriServ's March 15, 2023 DEFA 14A proxy soliciting material and any other such material containing the same false and misleading statements reasonably before the shareholder vote at the 2023 annual meeting;

c.   Awarding Driver compensatory damages and the costs and disbursements of this action, including reasonable allowance for Driver's attorneys' fees;

d.   Granting such other relief as the Court deems proper and equitable.

COUNT II
For Declaratory And Injunctive Relief

A.   The Improper Rejection of Driver's Nomination Notice Was An Invalid Corporate Action Under 15 PA. C.S. § 1793.

(All Defendants)

98.   The foregoing paragraphs are incorporated by reference as if fully set forth herein.

99.   The Federal Declaratory Judgment Act states that "[i]n a case of actual controversy within its jurisdiction . . . any court of the United States, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration, whether or not further relief is or could be sought." 28 U.S.C. § 2201(a).

100.   An actual case or controversy exists between the parties. AmeriServ management currently is engaged in inequitable manipulation of the annual shareholder election process to perpetuate the incumbency of contested directors. Driver has properly nominated three director candidates and is waging a proxy contest to replace the three incumbent directors whose seats are

contested. Management has wrongfully deprived Driver of its fundamental rights to an election

and to cast Driver's vote and its proxies for its nominees at the election.

101.   Driver has been deprived of the right to a reasonable opportunity to nominate the

directors of a corporation in which it holds a substantial financial interest. The interest asserted

by Driver is the ability to nominate candidates as a matter of right, not merely as a matter of grace.

High River Ltd. P'ship v. Mylan Labs., Inc., 383 F. Supp. 2d 660, 664 (M.D. Pa. 2005).

102.   Courts applying Pennsylvania law have equitable authority to provide relief when

supervising corporate actions. 15 Pa. C.S. §§ 104, 110; *Jewelcor Mgmt., Inc. v. Thistle Grp.*

Holdings, Co., 60 Pa. D. & C. 4th 391 (Pa. Ct. Com. Pl. 2002).

103.   Providing this relief for Driver is vital to protect the shareholder franchise "often

considered a shareholder's most fundamental right." *Reifsnyder v. Pittsburgh Outdoor Advert.*,

173 A.2d 319, 322 n.8 (Pa. 1961).

104.   Under 15 Pa. C.S. § 1793(a), upon application of any person aggrieved by any

corporate action, the Court may "hear and determine the validity of any corporate action." Where

such a statutory remedy is provided, the Court "shall have the powers of a court of equity or

chancery insofar as those powers relate to the supervision and control of corporations." 15 Pa.

C.S. § 104.

105.   The term "corporate action" includes the "taking of any action on any matter that

is required under this subpart or under any other provision of law to be, or that under the bylaws

may be, submitted for action to the shareholders, directors or officers of a business corporation."

15 Pa. C.S. § 1791(a).

106.   Plaintiff is aggrieved by Defendants' improper and ultra vires manipulation of the

annual shareholder election. Driver has properly nominated three director candidates and is waging a proxy contest.   Management has wrongfully deprived Plaintiff of its fundamental rights to an election and to nominate its candidates and cast votes and proxies for its nominees at the election.

107.   The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.

108.   The Pennsylvania Business Corporation Law ("BCL") has long recognized that the nomination and election of directors is a central feature of shareholder democracy. The right of shareholders to participate in the voting process includes the right to nominate an opposing slate. The threat of an uninformed stockholder vote constitutes irreparable harm.

109.   In accordance with this principle, under Section 505 of the Pennsylvania BCL of 1933 only a bylaw adopted by a corporation's shareholders could prescribe the procedure for nominating directors.

110.   The current Pennsylvania Business Corporation Law now allows, in 15 Pa. C.S. § 1758(e), for such procedures to be prescribed in bylaws adopted by the board of directors of a corporation.

111.   In recognition of the fundamental shareholder franchise rights at issue where corporate directorial elections are concerned, however, the BCL explicitly states that such procedures—including explicitly advance notice procedures for the nomination of candidates for election—must be "fair and reasonable." The purpose of this provision was to provide a higher

standard for any action by the Board in this context, rather than the deference given to actions taken by a Board relating to routine business affairs of a corporation.

112.   The Committee Comment to Section 1758(e) confirms that the requirement of fairness and reasonableness is aimed, among other things, at ensuring that shareholders have an adequate opportunity to comply with advance notice requirements that are imposed under the bylaws, stating that:

> Advance notice bylaws are permitted if there is reasonable opportunity for shareholders to comply with them in a timely fashion and if the requirements of the bylaws are reasonable in relationship to corporate needs. Among the considerations to be taken into account in determining the reasonableness of an advance notice bylaw authorized by subsection (e) is whether the time frame within which director nominations or shareholder resolutions must be submitted is consistent with the corporation's need, if any, to (i) prepare and publish a proxy statement, (ii) verify that a director nominee meets any established qualifications for director and is willing to serve, (iii) determine that a proposed resolution is a proper subject for shareholder action, and (iv) give interested parties adequate opportunity to communicate a recommendation or response with respect to such matters or to solicit proxies.

113.   Here, in declaring Driver's Nomination invalid, the Board misplaced reliance on subsection (vii) of the Advance Notice Bylaw (§ 1.3), which is both unfair and unreasonable on its face and as applied by the Board to determine that Driver's Nomination Notice was in the Board's view invalid.   Subsection (vii) purports to require a shareholder to disclose in its nomination notice – to the Board – "such other information regarding each nominee proposed by the Nominating Shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors."

1.   **Subsection (vii) of the Advance Notice Bylaw in Section 1.3 Is Neither Fair Nor Reasonable On Its Face**.

114.   Subsection (vii) of the Advance Notice Bylaw in Section 1.3 is neither fair nor reasonable on its face for three reasons. *First*, by adopting it, the Board members self-interestedly

36

inserted themselves into the role of the SEC. This is unfair and unreasonable not only because it exceeds the Board's duties under Pennsylvania law and the Board's expertise,[2] but also because the Board, unlike the SEC, is not in a conflict-free posture to evaluate a shareholder's nomination notice in the same manner as the SEC.[3] As proof of the Board's conflict of interest here, Driver has supplemented the disclosures in its preliminary proxy materials, including the disclosures about the Transactions, with the SEC without penalty. The incumbent Board, by contrast, has sought to capitalize opportunistically on Driver's disclosure about the Transactions to completely exclude competing candidates at the upcoming Board election.

115. *Second*, Subsection (vii) of the Advance Notice Bylaw is unfair and unreasonable because the incumbent Board crafted it to apply only when a shareholder nominates a director candidate and not when the incumbent Board does so. The SEC proxy disclosure rules, however, apply to disclosures in proxy solicitation materials about director nominees regardless of whether a shareholder conducting a proxy contest or the incumbent Board nominates them. 17 C.F.R. § 240.14a–9. Notably, when the incumbent Board notified Driver of the incumbent Board's nominees, it disclosed nothing to Driver about those nominees except their names.

---

[2] There is nothing fair or reasonable about requiring a stockholder to give the same information to the incumbent Board as it would include in a proxy statement to shareholders. The Board has no right to pass judgment on who should be directors. That is a right reserved exclusively to shareholders. *See* 15 Pa. C.S. § 1725 ("directors of a business corporation . . . shall be elected by the shareholders."); *id.* § 1726 (the "entire board of directors . . . may be removed from office without assigning any cause by the vote of shareholders").

[3] In addition, a fundamental purpose of the proxy rules is to ensure disclosure of all information that might be material to shareholders in determining how to cast their vote. The process by which the staff of the SEC reviews proxy statements to ensure compliance with the proxy rules is iterative, and participants in proxy solicitations are directed to add or modify disclosures presented in proxy materials in order to satisfy the proxy rules' disclosure requirements. The Board, however, is using disclosure requirements (again that are applied by the staff of the SEC in an iterative process intended ensure that once a shareholder receives a proxy statement, that proxy statement largely complies with all applicable securities laws) to imperiously take away a fundamental right of shareholders. As such, the Board has inequitably and unfaithfully taken a disclosure regime intended to ensure that shareholders cast fully informed votes and twisted it into a weapon to be used to prevent shareholders from the exercise of their fundamental rights. No record exists of the SEC prohibiting a proxy solicitation due to incomplete disclosure in a preliminary proxy statement, yet the Board would, based on the same rules applied by the staff of the SEC, deprive a shareholder of a fundamental right without any opportunity to cure.

116.   ***Third***, Subsection (vii) of the Advance Notice Bylaw is unfair and unreasonable because the incumbent Board does not have a right to wield a sword to excise director candidates from the election based on the incumbents' allegation of a violation of SEC Rule 14a-9. That Rule already provides an incumbent Board a legal remedy if it believes that a shareholder conducting proxy solicitation has made a false or misleading statement of material fact in proxy solicitation material. Such a remedy does not include disqualifying the shareholder's nominees. The incumbent Board may file a lawsuit alleging a violation of SEC Rule 14a-9, as Driver is doing in this Complaint, and notify the SEC, and make the Board's own public disclosure about the matter. Here, Driver has not sought to remedy the incumbent Board's false and misleading statements giving rise to Count I above or its bare bones disclosure about the Board's nominees by seeking to exclude the Board's nominees. Instead, Driver has pursued its private right of action to enforce Rule 14a-9, as acknowledged in *Jaroslawicz v. M&T Bank Corp.*, 962 F.3d 701, 709 (3d Cir. 2020). The availability of such a right of the incumbent Board to bring such a claim for relief and publicly file a responsive statement, as it did here on March 15, 2023 (*see* Appendix 24, at p. 4, n. 4), renders the Board's unilateral exclusion of Driver's nominees here all the more unfair and unreasonable.

2.   **The Incumbent Board Has Applied the Advance Notice Bylaw Unfairly and Unreasonably.**

117.   The incumbent Board has also applied the Advance Notice Bylaw inequitably in several respects.

118.   ***First***, the incumbent Board misled Driver for nearly two months before declaring its Nomination Notice invalid. In contrast to Driver, AmeriServ is and has at all relevant times been a party to the Transactions, with knowledge of the details of them since long before Driver delivered its Nomination Notice to ASRV on January 17, 2023. In contrast to Mr. Rudolph, who

honestly disclosed information reported by third parties when initially characterizing the Transactions to which he was not a party, the incumbent Board deliberately sat silent for nearly two months with knowledge of the details of the Transactions.

119.   Despite declaring its view that Driver's Nomination Notice had deficiencies as noted in the January 31, 2023 Deficiency Letter, the Board stated in the Deficiency Letter that the "Company's management and the Board are and will remain open to engagement with" Driver, "including engagement related to its submission of nominations for the Annual Meeting."

120.   It was not until March 15, 2023, 57 days after receiving Driver's Nomination Notice, that the incumbent Board declared its view that Driver's Nomination Notice was invalid and finally disclosed information about the Transactions that it had known all along, but purposefully hid from Driver in an effort to sabotage Driver's nomination process. AmeriServ completely disregarded its representation – made after the Board's supposed January 26, 2023 nomination deadline – that the "Company's management and the Board are and will remain open to engagement with" Driver, "including engagement related to its submission of nominations for the Annual Meeting." AmeriServ also disingenuously asserted that the Company "believes" that "Mr. William Rudolph has two lines of credit that exceed $4 million in the aggregate" and the "Company believes that the total outstanding balance on Mr. William Rudolph's two personal lines of credit exceeds $4 million." That information was not a "belief" of the Company—the Company is a counterparty to those very agreements and has independent knowledge of them. In all events, this information disclosed by the Company to Driver on March 15, 2023 was within the Company's knowledge all along.

121.   Likewise, on March 7, 2023, in a further apparent effort to mislead Driver, the incumbent Board sent Driver a notice of ASRV's director nominees pursuant to Rule 14a-19(d).

As the incumbent Board knew, that rule required ASRV to notify Driver, as a person conducting a proxy solicitation, of the names of all nominees for whom ASRV intended to solicit proxies. The incumbent Board had knowledge of the details of the Transactions long before March 7, 2023, and chose to continue to conceal it, as well as the Board's intention to rely on it as a basis for attempting to preclude the Driver Nominees for competing with the incumbent Board's nominees.

122.   *Second*, the incumbent Board relied on an alleged disclosure issue regarding one of Driver's nominees, Mr. Rudolph, as a basis for attempting to invalidate all three of Driver's nominations. But the incumbent Board of course cannot reject one or some based on any claimed failures of others. Rather, "[t]he Board is obliged to review a nomination notice carefully and with an open mind." *Rosenbaum v. CytoDyn Inc.*, 2021 WL 4775140, at *19 (Del. Ch. Oct. 13, 2021). "Just because it finds disclosures inadequate with respect to one nominee, that does not mean, or justify a finding, that the entire notice is deficient." *Id.* There is no basis for rejecting the Nomination Notice as applied to Mr. Cooper or Mr. Simmons; the Board has not asserted any alleged deficiencies in Driver's disclosures concerning those two nominees.

123.   *Finally*, the time frame within which director nominations or shareholder resolutions must be submitted was not consistent with the Corporation's needs. To the contrary, the Board has sought to exclude Driver's Nomination even though Driver cured the alleged disclosure deficiencies before the incumbent Board filed its proxy statement and gave shareholders notice of the annual shareholder meeting. The Board suffered no prejudice, let alone prejudice sufficient to exclude Driver from the nomination and solicitation process for the 2023 Annual Meeting.

B.   The Incumbent Board's Reliance On A Void And Otherwise Inapplicable "Interlocks" Bylaw To Disqualify Mr. Cooper Is An Invalid Corporate Action.

124.   Section 2.14 of ASRV's 2020 Bylaws contains the so-called Interlocks Bylaw:

Interlocks. No person shall be eligible for election, re-election, appointment or re-appointment to the Board of Directors if such person is or within the preceding five years has been a director of any other depository institution unless such person is approved by a majority of the Board of Directors.

Appendix 33, at p. 12.

125.   In the incumbent Board's March 15, 2023 letter to Driver (Appendix 24), it wrote, in relevant part:

> On March 9, 2023, the First of Long Island Corporation (the "First of Long Island"), the parent company of the First National Bank of Long Island, nominated Mr. Cooper for election by shareholders as a Class I director at the First of Long Island's 2023 annual meeting of shareholders with a term expiring at the First of Long Island's 2025 annual meeting of shareholders. As of April 18, 2023, we expect that Mr. Cooper will be a member of the board of directors of the First of Long Island. Therefore, going forward, Mr. Cooper will be ineligible for election to the Board at the Annual Meeting pursuant to the terms of the Interlocks Provision prohibiting concurrent directorships at any other depository institution without the approval of a majority of the Board. As such, upon such election and without the approval of a majority of the Board, Mr. Cooper will be ineligible to serve as a director of the Company.

Appendix 24, at p. 6. AmeriServ publicly filed this letter with its proxy solicitation materials filed with the SEC.

126.   AmeriServ wrote in its March 15, 2023 press release (Appendix 26) that the "Notice submitted by Driver contains material defects," insofar as AmeriServ viewed "the Notice's purported nomination of Mr. Cooper – who is set to become a director of New York-based First of Long Island Corporation"—as non-compliant "with AmeriServ's Interlocks Bylaw that prohibits Board members and nominees to the Board from, among other things, concurrent directorships with other depository institutions."

127.   But AmeriServ's public representations that Driver's nomination of Mr. Cooper was non-compliant with AmeriServ's Interlocks Bylaw were intentionally false and misleading statements for at least two reasons: (a) the Interlocks Bylaw is void and (b) Mr. Cooper was not a

director of First of Long Island Corporation when AmeriServ publicly declared that Mr. Cooper

"will be ineligible" to serve as a director of AmeriServ.

128.   The Interlocks Bylaw is void because the Board needed advance shareholder

approval to adopt the Interlocks Bylaw, and the Board did not secure such approval before the

Bylaw was adopted.

129.   On March 19, 2002, ASRV filed an annual Form 10-K with the SEC and attached

its 2002 Bylaws as Exhibit 3.2 to that filing. The Interlocks Bylaw is absent from the 2002 Bylaws.

A true and correct copy of ASRV's Form 10-K filed March 19, 2002, with the 2002 Bylaws, is

attached as Appendix 34.

130.   Notably, Section 9.2. of the 2002 Bylaws prohibits the Board members from

making or altering any bylaw that establishes qualifications to become a director:

> These Bylaws may be altered, amended, added to or repealed by a vote of the
> majority of the Board of Directors at any regular meeting of the Board, or at any
> special meeting of the Board called for that purpose, *except they shall not make or
> alter any Bylaw fixing their qualifications*, classification or term of office. Such
> action by the Board of Directors is subject, however, to the general right of the
> shareholders to change such action.

Appendix 34, at p. 111 (emphasis added). This prohibition guards against an effort by incumbent

directors to unfairly perpetuate their seats on the Board.

131.   On August 11, 2003, ASRV filed a Form 10-Q with the SEC (the "2Q03 10-Q")

and attached another iteration of its bylaws (the "2003 Bylaws"), which contains the Interlocks

Bylaw. A true and correct copy of ASRV's Form 10-Q filed August 11, 2003, with ASRV's 2003

Bylaws, is attached as Appendix 35. The 2Q03 10-Q includes a record of the matters submitted

to a vote of ASRV shareholders at its 2003 annual meeting of shareholders (the "2003 Annual

Meeting"). *See* 2Q03 10-Q, Part II, Item 4. That record does not indicate that any vote was taken

to amend the 2002 Bylaws.

132.   In addition, under Pennsylvania law,

[i]n the case of a meeting of shareholders, written notice shall be given to each shareholder that the purpose, or one of the purposes, of a meeting is to consider the adoption, amendment or repeal of the bylaws. There shall be included in, or enclosed with, the notice a copy of the proposed amendment or a summary of the changes to be effected thereby.

15 Pa. C.S. § 1504(a) (effective in 2003 and through today). ASRV's Notice of Annual Meeting and Proxy Statement for the 2003 Annual Meeting did not include any proposal to amend the 2002 Bylaws to include the Interlocks Bylaw or include or enclose a copy of any proposed amendment. A true and correct copy of ASRV's Notice of Annual Shareholder Meeting (dated March 17, 2003) is attached as Appendix 36.

133.   Research of ASRV's public filings has revealed no other evidence of a submission of the Interlocks Bylaw to ASRV shareholders for a vote.

134.   Pennsylvania law and ASRV's bylaws required the Board to obtain shareholder approval in advance of adopting ASRV's Interlocks Bylaw. ASRV's Interlocks Bylaw plainly establishes qualifications for directors. The Interlocks Bylaw appears immediately after an age-based qualification for directors. ASRV Bylaws, § 2.13 (Age Limitations. No person shall be eligible for election, re-election, appointment or re-appointment to the Board of Directors if such person shall have attained the age of seventy-five (75) years at the time of any such action, unless approved by a vote of shareholders.").

135.   Under 15 Pa. C.S. § 1504(a), subject to exceptions not applicable here, "the shareholders entitled to vote shall have the power to adopt, amend and repeal the bylaws of a business corporation."   That power vested in the shareholders includes the power to prescribe bylaws concerning the qualifications of directors. 15 Pa. C.S. § 1722 ("Except as otherwise provided in this section [requiring directors to be natural persons of full age], the qualifications of directors may be prescribed in the bylaws.") Although in limited circumstances, "the authority to

adopt, amend and repeal bylaws may be expressly vested by the bylaws in the board of directors, subject to the power of the shareholders to change such action," here, as shown in Section 9.2 of the Bylaws, ASRV's bylaws expressly do *not* vest the board with authority to adopt, amend or repeal bylaws fixing any of the qualifications of directors; it expressly prohibited the Board from doing so.

136.   Moreover, under Section 1504(a), the subject of fixing director qualifications is not one as to which the bylaws *could* vest the board with authority to adopt, amend or repeal bylaws. *Id.* § 1504(b). Under Section 1504(b), "the board of directors shall not have the authority to adopt or change a bylaw on any subject that is committed expressly to the shareholders by any of the provisions of this subpart." *Id.* (Emphasis added). Selection and removal of the board of directors are subjects committed expressly to the shareholders under Pennsylvania law. 15 Pa. C.S. § 1725 ("directors of a business corporation . . . shall be elected by the shareholders"); *id.* § 1726 ("Unless otherwise provided in a bylaw adopted by the shareholders, the entire board of directors. . . may be removed from office without assigning any cause by the vote of shareholders."). The right to fix qualifications of directors is an integral component of the rights to select and remove directors.

137.   As noted, Section 9.2 of ASRV 2002 Bylaws in effect when the Board added the Interlocks Bylaw expressly prohibited the Board from making or altering any Bylaw fixing their qualifications. (That prohibition has remained in the bylaws through today). The Board's adoption of the Interlocks Bylaw fixed the Board's qualifications in violation of Section 9.2. Therefore, the Board's adoption of the Interlocks Bylaw is void.

138.   WHEREFORE, Plaintiff seeks a declaration that Defendants' rejection of Driver's nominations is an invalid corporate action under 15 Pa. C.S. § 1793(a), and an Order granting injunctive relief as follows:

a. Declaring the Nomination Notice is valid;

b. Enjoining Defendants from rejecting Driver's Nomination of its three candidates for election to the Company's Board at the Company's 2023 annual shareholder meeting;

c. Requiring Defendants, reasonably before holding the annual meeting, to correct their public filings with the SEC, in which Defendants falsely and misleadingly asserted that Driver's Nominees may not be candidates at the 2023 annual shareholder meeting;

d. Enjoining the holding of the 2023 annual shareholder meeting until a date in 2023 after the Court can clarify the parties' rights in this action;

e. Declaring that the Director Defendants breached their fiduciary duties by rejecting Driver's Nomination Notice;

f. Awarding Driver its fees, costs, and expenses, including their attorneys' fees and costs, incurred in connection with this action; and

g. Granting Driver such other and further relief as the Court deems just and proper.

COUNT III
BREACH OF FIDUCIARY DUTIES – REJECTION OF NOMINATION NOTICE
(Against the Director Defendants)

139.   Plaintiff incorporates by reference and realleges the preceding paragraphs as if fully set forth herein.

140.   The Director Defendants owe and continue to owe AmeriServ's shareholders—including Driver—the highest duties of loyalty, care, and good faith. Each director's fiduciary duties require the director to refrain from taking steps to improperly interfere with the stockholder franchise, including the right to nominate directors for election.

141.   Company stockholders are permitted to nominate directors for election by complying with the Company's advance notice bylaws that are facially valid and equitably applied by the Board. In this regard, Driver complied with the Company's facially valid advance notice bylaws in all material respects and acted with reasonable diligence to address the purported deficiencies that the incumbent Board belatedly identified. Driver relied on the Board's misleading representations made to Driver on January 31, 2023, after the Board's supposed January 26, 2023 deadline for Nominations, that "Company's management and the Board are and will remain open to engagement with" Driver, "including engagement related to its submission of nominations for the Annual Meeting." Driver further relied on (a) the Board's misleading conduct on March 7, 2023 in formally notifying Driver of the Board's director candidates, an act that signified the Board's approval of Driver's Nomination because only a shareholder who is soliciting proxies receives such a notice; and (b) the Board's delay for 57 days before informing Driver of its contention that Driver's Nomination Notice was invalid.

142.   To the extent the Board believed that the Nomination Notice failed to comply with the advance notice bylaws, that is a consequence of the Bylaws containing facially invalid, vague and ambiguous language that the Board inequitably construed in a manner that disenfranchises stockholder nomination rights.

143.   To the extent the Board reasonably believed that the Nomination Notice failed to comply with advance notice bylaws, the Board failed to act reasonably by permitting Driver to respond to the alleged deficiencies and in affirmatively misleading Driver regarding the Board's position on the validity of the Nomination Notice until long after the purported deadline for nominations.

144.   By imposing contrived obligations of disclosure to the Board on Driver, that are unreasonable and unfair under Pennsylvania law (15 Pa. C.S. § 1758), and that the Board has not applied to its own nominees, and failing to allow, misleading and obstructing Driver from correcting alleged deficiencies (despite having committed to continued engagement with Driver on Driver's nominees and nomination process), the Board has applied the Company's advance notice bylaw in bad faith in an effort to disenfranchise Driver, doom its nominees, and entrench themselves in office and ensure that the Board's candidates run unopposed.

145.   Each director's fiduciary duty requires the director to fairly and evenhandedly enforce the Company's advance notice bylaws and to refrain from taking steps to improperly interfere with the stockholder franchise and right to nominate directors for election.

146.   The Board has rejected Driver's Nomination Notice in bad faith and in breach of the Board's fiduciary duty of loyalty. The Board is abusing the corporate machinery in an illegitimate attempt to prevent a stockholder nomination of directors and prevent the Company's stockholders from having a choice in the election of directors.

147.   The Board has relied on a void and inapplicable Interlocks Bylaw as a basis for rejecting Mr. Cooper as one of Driver's Nominees.

148.   The Board improperly relied on an alleged disclosure issue regarding one of Driver's nominees, Mr. Rudolph, as a basis for attempting to invalidate Driver's nominations of its other two candidates as to whom the Board has identified no disclosure issues.

149.   The Board has no legitimate basis to reject Driver's Nomination Notice and is doing so in violation of their fiduciary duties in order to protect their seats from an insurgent director nomination.

150.   WHEREFORE, Driver demands judgment against all Defendants, jointly and severally, as follows:

    a. Declaring the Nomination Notice is valid;

    b. Enjoining Defendants from rejecting Driver's Nomination of its three candidates for election to the Company's Board at the Company's 2023 annual shareholder meeting;

    c. Requiring Defendants, reasonably before holding the annual meeting, to correct their public filings with the SEC, in which Defendants falsely and misleadingly asserted that Driver's Nominees may not be candidates at the 2023 annual shareholder meeting;

    d. Enjoining the holding of the 2023 annual shareholder meeting until a date in 2023 after the Court can clarify the parties' rights in this action;

    e. Declaring that the Director Defendants breached their fiduciary duties by rejecting Driver's Nomination Notice;

    f. Awarding Driver its damages, fees, costs, and expenses, including their attorneys' fees and costs, incurred in connection Defendants' breach and in this action; and

    g. Granting Driver such other and further relief as the Court deems just and proper.

VII. PRAYER FOR RELIEF

WHEREFORE, Driver requests the following relief:

(a)   Declaring the Nomination Notice is valid;

(b)   Enjoining Defendants from rejecting Driver's Nomination of its three candidates for election to the Company's Board at the Company's 2023 annual shareholder meeting;

(c)   Requiring Defendants, reasonably before holding the annual meeting, to correct

their public filings with the SEC, in which Defendants falsely and misleadingly asserted that

Driver's Nominees may not be candidates at the 2023 annual shareholder meeting;

(d)   Enjoining the holding of the 2023 annual shareholder meeting until a date in 2023

after the Court can clarify the parties' rights in this action;

(e)   Declaring that the Director Defendants breached their fiduciary duties by rejecting

Driver's Nomination Notice;

(f)   Awarding Driver its damages, fees, costs, and expenses, including their attorneys'

fees and costs, incurred in connection Defendants' breach and in this action; and

(g)   Granting Driver such other and further relief as the Court deems just and proper.

Respectfully submitted,

Date: March 29, 2023   /s/ Jonathan S. Krause
                                         Jonathan S. Krause, Esq.
                                         Thomas V. Ayala, Esq. (motion for pro hac
                                         vice admission forthcoming)
                                         Ryan M. Moore, Esq. (motion for pro hac
                                         vice admission forthcoming)
                                         KLEHR HARRISON
                                         HARVEY BRANZBURG LLP
                                         1835 Market Street, Suite 1400
                                         Philadelphia, PA 19103
                                         ph (215) 569-2700
                                         fax (215) 568-6603
                                         jkrause@klehr.com
                                         tayala@klehr.com
                                         rmoore@klehr.com

                                         Counsel for Plaintiff
                                         Driver Opportunity Partners I, LP